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                                                                  EXHIBIT 20.1


                 CLI CONTINUES RESTRUCTURING STRATEGY TO FOCUS
                         ON VIDEOCONFERENCING BUSINESS

         AGREES TO SELL MAGNITUDE PRODUCT FAMILY TO GENERAL INSTRUMENT


        SAN JOSE, CALIF., JUNE 10, 1996 -- Compression Labs, Incorporated (CLI) (NASDAQ:CLIX) announced today that it agreed to sell the assets of the Magnitude product family to General Instrument Corporation (GI) (NYSE:GIC). The Magnitude product family consists of CLI's Magnitude(R) MPEG-2 encoding and decoding products for all Magnitude customers including DirectTV, USSB, Galaxy Latin America, TCI, and many customers in China, Africa, Australia, Latin America and other regions world wide.


        "We are pleased to enter into an agreement which provides for us to receive value consistent with our expectations and give the Magnitude product family, the leading-edge digital broadcast product line, the opportunity to continue to advance with GI, one of the leading broadcast companies in the world. Completion of this transaction will represent another important step toward our re-focusing CLI on high-quality, high-end videoconferencing solutions and partial fulfillment of the announcement we made in March that we were pursuing a number of strategic alternatives for our Broadcast Products Division." said Gary Trimm, CEO and president of CLI. The transaction is expected to be complete by June 30, 1996.

        The transaction encompasses approximately $8.4 million in book value of inventory and property, plant and equipment, along with patents, trademarks and intellectual property in exchange for $12.5 million in cash and the assumption of $2 million in liabilities. GI will also assume past warranty obligations associated with the Magnitude product family. The transaction is subject to post-closing adjustments. CLI will retain the SpectrumSaver(TM) product line for broadcast of business television over satellite, and all the accounts receivable related to the Broadcast Products Division, valued at $14.9 million on December 31, 1995.

        The Broadcast Products Division product development, research, marketing, sales and operations team have offers to join GI. Most of the Research and Development organization under world-renowned scientist, Dr. Wen Chen, will remain with CLI.

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                                  CLI CONTINUES RESTRUCTURING STRATEGY - PAGE 2

        Magnitude is an MPEG-2 product family consisting of modular video and audio encoders and a choice of decoders for the delivery of entertainment and information services over telephone, cable and satellite networks. Magnitude complies with the worldwide MPEG standard, and image-compression scheme for high quality full motion video Moving Picture Experts' Group (MPEG) under the direction of the International Standards organization and the Digital Video Broadcasting (DVB) standards promulgated by the European Broadcasting Union and administered by the European Telecommunications Standards Institute.

        "As the world leader in providing secure broadband networks, we view this acquisition as a strategic addition to our already strong product portfolio," said Richard S. Friedland, Chairman and CEO of General Instrument Corporation. "We are now the only manufacturer offering a complete product line of digital compression and transmission systems, including ATSC, MPEG-2 and DVB compliant solutions."

        This press release contains forward-looking statements that are subject to certain risks and uncertainties, including without limitation those described in CLI's Form 10-K for the year ended December 31, 1995, copies of which are available from the Securities and Exchange Commission, and actual results may vary. Among other things, completion of the proposed transaction is subject to certain closing conditions, and the purchase price is subject to adjustments.

        CLI is a leading provider of television-quality videoconferencing solutions for business, government, education and healthcare organizations. Founded in 1976, CLI has sales offices across the United States, with international offices in Asia and Europe; and distributors serving more than 50 countries worldwide.

        General Instrument Corporation is a world leader in developing technology, systems and product solutions for the secure and interactive delivery of video, voice and data, as well as in manufacturing and distributing discrete semiconductors.

                                     #####

For additional information, contact:

CLI PR                        GI PR
Joyce Strand                  Dick Badler
(408) 922-4610                (312) 695-1030